Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED DECEMBER 7, 2020

TO THE OFFERING CIRCULAR DATED JULY 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated July 10, 2020, as filed by us with the Securities and Exchange Commission (the “SEC”) on July 10, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our business and properties

Our Business and Properties

The following information supplements the section of our Offering Circular captioned “Our Business and Properties – Section 7: Portfolio Specifics”:

Potential Significant Investments

IN Sugar Creek West – Thorntown, Indiana

There is a reasonable probability that we may acquire 422 acres of conventional farmland in three (3) parcels southwest of Thorntown, Boone County, IN (the “Farmland Investment”). The purchase price is projected to be $3,372,450, financed with a 50% LTV 1st mortgage loan. The farm consists of 422 survey acres and 408 tillable acres, 14 woods, a stream, and other features.

The Company will lease the farmland to Chuck Ford, a longtime tenant of the Company, and his brother Matt Ford. If the Farmland Investment is completed, the Ford family would be the key farmers on approximately 10.6% of the Company’s farm investment portfolio as of November 30, 2020. Following the Farmland Investment, the Company intends to underwrite the Ford family for an operating line of credit of an estimated value of $300,000 for the 2021 crop year.

The Company and its affiliates will not receive compensation or fees in connection with this prospective acquisition.

We can give no assurance that the closing of the Farmland Investment will occur. This potential investment is subject to substantial conditions to closing. Our decision to consummate the investment will generally depend upon the satisfaction of the conditions to the Farmland Investment contained in the relevant agreements. Due to the conditions that must be satisfied in order to complete the Farmland Investment, we cannot give any assurances that the closing of the Farmland Investment is probable.